SWEENEY & ASSOCIATES P.C.
                             ATTORNEYS AT LAW

7300 PENN AVENUE                                   TELEPHONE (412) 731-1000
PITTSBURGH, PA  15208                              FACSIMILE (412) 731-9190



                              March 20, 1996

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C.  20549


RE:  Biocontrol Technology, Inc. (the "Company")
     SEC Commission File Number 0-10822
     Withdrawal of Form S-3 Registration Statement No. 333-1641

Ladies and Gentlemen:

     On behalf of the Company, we hereby withdraw the above-referenced registration statement. The Company has decided not to offer or sell registered securities at this time, and believes that, in order to best serve the interests of its shareholders, and to satisfy its fiduciary duties to such shareholders, it must be able to disseminate information without being subject to the limitations imposed on pre-offering communications.

     The Company confirms that it has not sold any common stock pursuant to the above-referenced registration.

     If you have any questions or need any additional information, please contact us at (412) 731-1000.


                              Sincerely,


                              M. Kathryn Sweeney, Esq.


jdk


cc:  Tim Levenberg, SEC (via telecopy)
     David Staudenmaier, Biocontrol Technology, Inc. (w/o enc.)